EXHIBIT 8.3

December 17, 1998



Board of Directors
First Federal Savings and Loan
 Association of Florida
205 East Orange Street
Lakeland, Florida  33802

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of First Federal Savings and Loan Association of Florida ("First Federal Florida"), pursuant to the Plan of Reorganization and Stock Issuance adopted by the Board of Directors of the First Federal Florida, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase common stock of FloridaFirst Bancorp, the holding company formed to acquire all of the capital stock of the First Federal Florida, at a price equal to its estimated pro forma market value, which will be the same price at which unsubscribed shares will be sold in the community offering.

Sincerely,

/s/Feldman Financial Adivisors, Inc.
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Feldman Financial Advisors, Inc.